HERLEY INDUSTRIES, INC.
                           101 NORTH POINTE BOULEVARD
                            LANCASTER, PA 17601-4133
                                 (717) 735-8117



February 8, 2008


Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C.  20549

Attn:  Linda Cvrkel, Branch Chief
       Mail Stop 3561

                  RE:      Herley Industries, Inc.
                           Form 10-K for the year ended July 29, 2007
                           Filed October 12, 2007
                           File No. 000-05411

Ladies and Gentlemen:

     This letter is filed in response to the comments of the Securities and Exchange Commission (the "Commission") set forth in its letter dated February 4, 2008 with respect to the above-referenced documents filed by Herley Industries, Inc. (the "Company"). The Company will comply with the suggested changes to its disclosures, as noted in the Commission's letter, in future filings with the Commission. Please note that, for the Staff's convenience, we have recited the Staff's comment and provided the Company's response immediately thereafter.

Form 10-K for the fiscal year ended July 29, 2007
-------------------------------------------------

     SEC Comment:

     We have reviewed your response to our prior comment number 11 in which you explain the nature of the reconciling item described as "adjustment of prior year accrual" in your 2007 reconciliation of your statutory and effective tax rates. As your response indicates that this item represents an error in failing to record a deferred tax asset arising in 2006 in your 2006 balance sheet, which was subsequently corrected in 2007 and which represents 8.3% of your 2007 pre-tax earnings, please confirm that you will revise the notes to your financial statements in future filings to include additional disclosure explaining the nature of this reconciling item. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment number 11.

     Herley Response:

     Please be advised supplementally that we will revise the notes to our financial statements in future filings to include additional disclosure explaining the nature of this reconciling item. Our revised disclosures will be presented in a level of detail consistent with our response to the Commission's prior comment number 11.

Additionally, we acknowledge that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. We trust that this response is sufficiently detailed for your purposes. However, if you have any further questions or comments, please feel free to contact me.

                                   Very truly yours,

                                   /s/    Kevin J. Purcell
                                   -----------------------
                                   Kevin J. Purcell
                                   Chief Financial Officer


Cc:    Jean Yu, Staff Account
       Division of Corporation Finance